Exhibit 99.1

MASTER SERVICE AGREEMENT

This Master Service Agreement (“Agreement”) is entered into as of February 23, 2022 ("Effective Date") by and between City National Rochdale, LLC located at 400 Park Ave., 10th Fl., New York, New York 10022, United States ("Client") and Glass, Lewis & Co., LLC located at 255 California Street, Suite 1100, San Francisco, CA 94111, United States (“Glass Lewis”). Hereinafter, Client and Glass Lewis shall be jointly referred to as the “Parties”, and each shall be referred to as a “Party” individually.

NOW THEREFORE, in consideration of the mutual agreements contained herein and intending to be legally bound hereby, the Parties agree as follows:

1.	SERVICES
Client agrees to purchase from Glass Lewis, and Glass Lewis agrees to provide to Client, the products and services (“Services”) identified in an “Order Form”. Each accepted, fully executed Order Form shall be governed by this Agreement and is hereby incorporated herein by reference as if attached and made an integral part of this Agreement. In the event of any conflict between the terms of this Agreement and the terms of any Order Form, the terms of such Order Form shall control and govern with respect to such Order Form only.

2.	LICENSE
2.1  Subject to the terms and conditions of this Agreement and any applicable Order Form(s), and except as otherwise set forth therein, Glass Lewis grants to Client a revocable, non-exclusive, non-transferable, non-sublicensable, limited corporate license to access and use the Services, and the information made available through the Services (“Content”), solely for Client’s internal business purposes. Moreover, in the event the delivery of the Services requires access and use of one or more of Glass Lewis’ online platforms (“GL Platforms”), Glass Lewis grants to Client a non-exclusive, non-transferable, limited corporate license to access and use the GL Platforms solely for Client’s use of the Services, to the extent permitted herein.

2.2  Unless expressly authorized by Glass Lewis in writing, only Client is authorized to access and use the Content and, if applicable, the GL Platforms. Client agrees that it shall not, nor allow its agents, employees, or contractors to, redistribute, sublicense, disseminate, publish, display, prepare derivative works based on, change, modify, alter or distribute in any form to any third party, including any entity that is affiliated with Client and not expressly identified in an Order Form, any of the Content, in any manner without the prior written consent of Glass Lewis. For the sake of clarity, the foregoing restrictions shall not apply to any Content developed by Glass Lewis exclusively from Client’s own Client Data (as defined below) nor to any historical voting records extracted by Client from the GL Platforms. Client further agrees that it shall not provide access to the GL Platforms to any person who has not been authorized by Glass Lewis as a user of the GL Platforms. Client acknowledges and agrees that, subject to the confidentiality obligations of Glass Lewis hereunder, Glass Lewis may monitor Client’s use of the Services, including the Content, and the GL Platforms (collectively, the “Products and Services”) for purposes of ensuring compliance with this Agreement.

3.	CLIENT ACKNOWLEDGMENTS AND OBLIGATIONS
3.1  Client acknowledges and agrees that the Products and Services are for informational purposes only, are not intended for use by retail investors, and do not contain investment advice. Nothing contained therein constitutes a solicitation, recommendation, endorsement, or offer by Glass Lewis, its affiliates or any provider of Third-Party Content to buy, sell, subscribe for, exchange, redeem, hold or underwrite a particular investment. Client further acknowledges and agrees that: (i) Client possesses sufficient knowledge and experience, and uses its own judgement, prior to selecting, adopting and/or customizing its own voting policies; (ii) Glass Lewis does not itself make decisions about how Client’s proxies are to be voted and does not have, or exercise, power, discretion, or control with regard to the voting of Client’s proxies; (iii) Client retains the right, at all times, to deviate from its selected voting policy and modify its voting choices; (iv) Client assumes the sole responsibility of evaluating the merits and risks associated with the use of the Products and Services; and (v) by entering into this Agreement with Glass Lewis, Client is not relieved from, and Glass Lewis does not assume nor take any responsibility for, any fiduciary duties owed to any third party under any applicable laws, rules, or regulations.

3.2	With respect to Client’s voting of proxies with respect to the:
•	City National Rochdale Government Money Market Fund
•	City National Rochdale Government Bond Fund
•	City National Rochdale Corporate Bond Fund
•	City National Rochdale California Tax Exempt Bond Fund

•	City National Rochdale Municipal High Income Fund
•	City National Rochdale Intermediate Fixed Income Fund
•	City National Rochdale Fixed Income Opportunities Fund
•	City National Rochdale Equity Income Fund
•	City National Rochdale U.S. Core Equity Fund
•	City National Rochdale Select Strategies Fund
•	City National Rochdale Strategic Credit Fund

and such other holdings as CNR may identify from time to time upon written notice to Glass Lewis, Client hereby delegates to Glass Lewis, an independent proxy advisory firm, the voting of all proxies for such holdings (the “Assets”) segregated into the account (the “Account”). With respect to the Services and the Account, Glass Lewis makes the following representations, warranties and covenants: (i) as instructed by Client, Glass Lewis shall apply Glass Lewis’ proxy voting policy guidelines to all proposals up for vote and included within the proxies of the Assets included with the Account; (ii) Glass Lewis shall discharge its duties with respect to the Account and the Assets with the skill, care, prudence and diligence that a prudent person acting in a like capacity and familiar with the matters contemplated by this Agreement would use in the conduct of services of a like character, with like aims, and under the circumstances then prevailing; and (iii) for the avoidance of doubt, Glass Lewis is strictly prohibited from delegating its duties under this Section 3.1 to any third party but will cooperate reasonably at Client’s expense, if requested by Client, regarding the transition of such delegation to a third party following any termination of the delegation or this Agreement.

3.3  Client acknowledges and agrees that it is solely responsible for: (i) providing Glass Lewis, or instructing its agents to provide to Glass Lewis, on a timely basis, all information, documents, and files necessary for the performance of the Services, in the format requested by Glass Lewis (“Client Data”); and (ii) ensuring Glass Lewis continues to receive accurate, complete, and up-to-date Client Data for the duration of the Agreement. In no event shall Glass Lewis be held liable for any damages resulting from inaccurate, incomplete, or obsolete Client Data delivered to Glass Lewis.

3.4  Client represents and warrants to Glass Lewis that it has: (i) collected and processed the Client Data in compliance with all Privacy and Data Protection Laws (as defined below); and (ii) obtained all rights and consents necessary under applicable Privacy and Data Protection Laws to provide the Client Data to Glass Lewis and to permit Glass Lewis to collect and process such Client Data for purposes of this Agreement. Moreover, Client consents to having the Client Data transmitted, collected, processed, and stored by Glass Lewis, its affiliates, and any agent thereof, for purposes of this Agreement, as detailed in the Glass Lewis Privacy Statement located at http://www.glasslewis.com/privacy/ (“Glass Lewis Privacy Statement").

3.5  Client agrees that it shall immediately notify Glass Lewis in the event Client expects a material change in the number or type of equity investments held within Client’s accounts (e.g., a new emerging market). While Glass Lewis aims to cover the companies that are owned by Glass Lewis’ clients, Client acknowledges and agrees that Glass Lewis cannot guarantee that it will expand its coverage universe and that Glass Lewis’ agreeing to do so in response to such a material change may be subject to additional fees.

3.6  Client understands that, for purposes of assessing and disclosing conflicts, Glass Lewis needs to know of any Client affiliates that are a public company, investment company or are otherwise the subject of Glass Lewis proxy research. Accordingly, within seven (7) days of entering into this Agreement, Client shall provide Glass Lewis with the names of all affiliates of Client that are a public company, investment company or are otherwise the subject of Glass Lewis proxy research. Client will further update this information, on a timely basis, if it becomes affiliated with such a company after entering into this Agreement. Client further agrees that, notwithstanding any other promise of confidentiality, Glass Lewis can disclose any such affiliation and that Client is a Glass Lewis client, if necessary, to comply with Glass Lewis’ Policies and Procedures for Managing and Disclosing Conflicts of Interest.

3.7  Client acknowledges and agrees that the Products and Services may contain SEDOL Masterfile® data (“SEDOL Data”) sourced from the London Stock Exchange® (“LSE") and that it is the obligation of Client to ensure it has the appropriate license in place to receive the SEDOL data. Glass Lewis is required to provide Client’s contact information to the LSE to allow license status verification. Glass Lewis is also required to exclude SEDOL Data from the Products and Services until such time as the LSE confirms that permission has been granted to do so. Moreover, in the event Client is in breach of its license with the LSE, Glass Lewis may be required to cease the provision of the SEDOL data. Client further acknowledges and agrees that Client is solely responsible for obtaining any other licenses that may be required for the storing, extracting, downloading and reproduction of any other security identifiers.

4.	PROPRIETARY RIGHTS
4.1  Except as otherwise set forth herein, Client has no right, title or interest in or to the Products and Services or any intellectual property rights related thereto. Glass Lewis shall retain all ownership and intellectual property rights in and to the Products and Services. Moreover, the Services and the Content may contain data, text, and other content and material obtained or derived from third-party sources outside of Glass Lewis (“Third-Party Content”). Unless otherwise agreed to herein, all ownership and intellectual property rights in and to the Third-Party Content belong to the providers of such Third-Party Content.

4.2  Client shall retain all ownership and intellectual property rights in and to the Client Data, subject to a nonexclusive, worldwide, royalty-free, limited license to Glass Lewis and its affiliates solely as necessary, in Glass Lewis’ reasonable discretion, to provide the Services hereunder. Moreover, Client shall retain all ownership and intellectual property rights in and to any Content developed by Glass Lewis exclusively from or as a result of Client’s own Client Data, and Glass Lewis hereby assigns, transfers, and conveys to Client all right, title, and interest in such Content.

4.3  If Client provides Glass Lewis or any of its affiliates with feedback, suggestions, reviews, modifications, data, images, text, or other information or content regarding the Products and Services, or otherwise in connection with this Agreement (“Feedback”), Client irrevocably assigns to Glass Lewis all right, title, and interest in and to the Feedback. In the event such assignment is invalid for any reason, Client hereby irrevocably grants Glass Lewis and its affiliates a non-exclusive, worldwide, royalty-free, paid-up, perpetual, irrevocable, fully transferable and sublicensable right and license to use, adapt, modify, reproduce, display, distribute, transmit, publish, perform, reformat, and create derivative works of the Feedback for any purpose, including commercial purposes, and sublicense the foregoing rights to any third party; provided, however, that Glass Lewis shall maintain the confidentiality of any Client Data and/or Client Confidential Information contained in such Feedback, as provided in this Agreement, including in Section 8 below. Client hereby represents and warrants that: (i) the Feedback is Client’s original work, or Client obtained the Feedback in a lawful manner; and (ii) Glass Lewis and its sublicensees’ exercise of their respective rights under the license above shall not violate any third-party’s rights, including any intellectual property, privacy, or publicity rights. Client agrees that it shall provide Glass Lewis such assistance as Glass Lewis might reasonably require to document, perfect, or maintain Glass Lewis’s rights in and to Feedback.

5.	TERM AND TERMINATION
5.1  This Agreement shall commence on the Effective Date and shall continue in effect thereafter for as long as any Order Forms entered into pursuant to this Agreement remain in effect. Each Order Form shall specify the term for the provision of the Services set forth therein (each a “Services Term”). Except as otherwise specified in an Order Form, and subject to the other provisions of this Agreement, the Services Term shall automatically renew for additional periods of one (1) year, unless Client gives Glass Lewis notice of non-renewal at least sixty (60) days before the end of the then-current Services Term. Upon expiration or termination of all Order Forms, this Agreement shall automatically terminate.

5.2  Glass Lewis may suspend, discontinue, or terminate this Agreement, in whole or in party, and pursue any other remedy available to it if: (i) Client is in breach of any of Client’s obligations hereunder; or (ii) Glass Lewis’ performance of the Services, or any part thereof, in Glass Lewis’ sole discretion, could cause Glass Lewis to be in violation of applicable laws, regulations, or standards, or in a conflict of interest, or to suffer damage to its reputation or standing.

5.3  Glass Lewis shall delete all Client Data, and other Confidential Information provided to Glass Lewis by Client, from the GL Platforms and other Glass Lewis systems within a reasonable time, but no sooner than ninety (90) days, following expiration or termination of this Agreement. For the avoidance of doubt, the foregoing shall not apply to the extent: (i) Glass Lewis is directed by Client, in writing, to continue to retain such Client Data and/or Confidential Information, or to delete such Client Data and/or Confidential Information sooner; (ii) Glass Lewis is required to retain such Client Data and/or Confidential Information by any applicable law, rule, or regulation; (iii) Glass Lewis is required to retain such Client Data and/or Confidential Information in accordance with its bona-fide, generally-applicable, internal document-retention and/or recordkeeping policies, including a legal hold or similar process related to any pending, threatened or reasonably foreseeable lawsuit, investigation, or audit; or (iv) such Client Data and/or Confidential Information remains in any files on hard drives, servers, or other electronic storage media that are recoverable after deletion, or which have been created pursuant to Glass Lewis’ automatic archiving or backup procedures. In the event of any of items (i) through (iv) above, Glass Lewis shall continue to maintain the confidentiality of such Client Data and/or Confidential Information in accordance with the terms of this Agreement, and Glass Lewis shall promptly delete such Client Data and/or Confidential Information following the time it is allowed to do so and such deletion is reasonably practicable.

5.4  All terms and provisions of this Agreement that are, or could reasonably be interpreted to be, intended to survive expiration or termination shall continue in full force and effect after any such expiration or termination.

6.    FEES
6.1  Client shall pay all fees specified in all Order Forms executed by the Parties (“Fees”) except to the extent assumed by a third-party payor as set forth in the relevant third-party payor addendum or similar agreement. Except as otherwise specified herein or in the relevant Order Form, all Fees are payable annually in advance, in the currency of the contracting Glass Lewis entity, and do not include any taxes, levies, duties, or similar governmental assessments of any nature, including value-added, sales, use, and similar taxes assessable by any jurisdiction whatsoever (“Taxes”). If applicable, Taxes shall be included as a separate line item on the applicable invoice. Client and, to the extent applicable, any third-party payor, shall be solely responsible for paying all Taxes associated with the Fees. At the end of each Services Term, Glass Lewis reserves the right to increase the Fees to reflect Glass Lewis’ then-current rates for the Services.

6.2  Glass Lewis may assess a late charge at a rate of one and a half percent (1.5%) per month on all amounts due and not paid within thirty (30) days of the date of Glass Lewis’ invoice until the time of payment. Any failure to pay amounts when due constitutes a material breach of this Agreement. In addition to all other rights and remedies available to Glass Lewis at law or in equity, Glass Lewis also may suspend access and use of the Products and Services, or any component thereof, for as long as any amount remains unpaid after such thirty (30) day period.

7.    DISCLAIMER OF WARRANTIES AND LIMITATION OF LIABILITIES
7.1  EXCEPT AS EXPRESSLY PROVIDED HEREIN, GLASS LEWIS AND ITS AFFILIATES, LICENSORS, THIRD-PARTY CONTENT PROVIDERS AND SUPPLIERS MAKE NO WARRANTIES OF ANY KIND, WHETHER EXPRESS, IMPLIED, STATUTORY OR OTHERWISE, AND SPECIFICALLY DISCLAIM ALL IMPLIED WARRANTIES, INCLUDING ANY WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE AS TO THE PRODUCTS AND SERVICES, OR THE RESULTS OBTAINED BY THEIR USE, TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW. THE PRODUCTS AND SERVICES ARE PROVIDED "AS IS", EXCLUSIVE OF ANY WARRANTY WHATSOEVER.

7.2  Neither Glass Lewis, its affiliates, licensors, Third-Party Content providers and suppliers nor any officer, director, employee, subcontractor, agent, successor or assign thereof (“Covered Party”) shall be liable for any loss, injury, claim, liability or damage of any kind arising out of or relating to: (a) any errors or omissions in the Products and Services; (b) any action or omission by Client, its clients or any other third-party related thereto, in reliance on the Products and Services; (c) the unavailability, interruption, or delay of the Products and Services; (d) Client’s misuse of the Products and Services; (e) any delay or failure in performance beyond the reasonable control of a Covered Party such as, but not limited to, war, strikes, fires, floods, acts of God, governmental restrictions, power failures, or damage or destruction of any network facilities or servers; (f) the breach by Client or any third-party related thereto, including Client’s custodians, of any of Client’s representations, covenants or agreements hereunder; or (g) the transmission of the Services beyond the point of Glass Lewis. The foregoing limitation of liability shall not apply if any such loss, injury, claim, liability or damage is attributable to a Covered Party’s gross negligence, fraud, willful misconduct or violation of law.

7.3  IN NO EVENT SHALL THE AGGREGATE LIABILITY OF EACH COVERED PARTY ARISING OUT OF OR RELATED TO THIS AGREEMENT EXCEED THE TOTAL AMOUNT PAID BY CLIENT TO GLASS LEWIS HEREUNDER FOR THE SERVICES GIVING RISE TO THE LIABILITY IN THE TWELVE (12) MONTHS PRECEDING THE FIRST INCIDENT OUT OF WHICH THE LIABILITY AROSE. THE FOREGOING LIMITATION WILL APPLY WHETHER AN ACTION IS IN CONTRACT OR TORT AND REGARDLESS OF THE THEORY OF LIABILITY.

7.4  IN NO EVENT WILL THE COVERED PARTIES HAVE ANY LIABILITY ARISING OUT OF OR RELATED TO THIS AGREEMENT FOR ANY LOST PROFITS, REVENUES, GOODWILL, OR INDIRECT, SPECIAL, INCIDENTAL, CONSEQUENTIAL, EXEMPLARY OR PUNITIVE DAMAGES, WHETHER AN ACTION IS IN CONTRACT OR TORT AND REGARDLESS OF THE THEORY OF LIABILITY. THE FOREGOING DISCLAIMER SHALL NOT APPLY TO THE EXTENT PROHIBITED BY LAW.

8.  CONFIDENTIALITY AND DATA PROTECTION

8.1  Both Client and Glass Lewis understand and agree that in the performance of this Agreement each Party may have access to confidential and proprietary information of the other Party, including (i) information and materials concerning the disclosing Party’s products, technology, services, finances, personnel, business practices, processes, and policies; and (ii) all other information marked as proprietary and confidential by a Party and provided to the other Party (collectively referred to herein as "Confidential Information"). Moreover, as it relates to Client, portfolio holdings and securities related information, as well as custom voting policies, delivered to Glass Lewis by Client or its agents, for the purposes set forth in this Agreement, shall be deemed Confidential Information hereunder.

8.2  Each Party agrees that: (a) all Confidential Information shall remain the exclusive property of the disclosing Party; (b) it shall maintain the confidentiality and secrecy of the Confidential Information received from the disclosing Party; (c) it shall use the Confidential Information only for the purposes of this Agreement in connection with the Services; (d) it shall not copy, publish, disclose to others, or use (other than pursuant to the terms hereof) the Confidential Information; (e) it shall limit any disclosure to its employees who have a need to know such information to perform their obligations under this Agreement; and (f) it shall return or destroy all copies of Confidential Information upon the written request of the disclosing Party; provided, however, that the receiving Party shall not be required to destroy: (x) any deleted Confidential Information of the disclosing Party contained in any files on hard drives, servers, or other electronic storage media that are recoverable after deletion; (y) any electronic records containing Confidential Information of the disclosing Party which have been created pursuant to automatic archiving or backup procedures; or (z) any Confidential Information the receiving Party may be required to retain by applicable law, rules or regulations or its bona fide generally-applicable internal document retention and/or recordkeeping policies; provided that the receiving Party shall continue to maintain the confidentiality of such Confidential Information in accordance with the terms hereof. In the event of a material breach by either Party of this Section 8.2, the other Party shall be entitled to seek injunctive relief, a decree for specific performance, and any other relief allowed under applicable law.

8.3  The foregoing restrictions on Confidential Information shall not apply to any information to the extent it: (a) is or becomes generally known or available through no act or omission on the part of the receiving Party in violation of this Agreement; (b) is disclosed to third parties by the disclosing Party without restriction on such third parties; (c) is disclosed to the receiving Party by a third party, who, to the knowledge of the receiving Party, does not have an obligation of confidentiality with respect thereto; (d) is independently developed by the receiving Party without reference to the disclosing Party's Confidential Information; (e) is released from confidential treatment by written consent of the disclosing Party; or (f) is required to be disclosed pursuant to law, a valid court order, arbitration proceeding or decision, or a valid administrative or regulatory decision, proceeding, request, or examination (“Legal Obligation”). If the receiving Party is required to disclose any Confidential Information pursuant to a Legal Obligation, the receiving Party shall provide prompt written notice of such requirement to the disclosing Party (to the extent legally permissible) so that the disclosing Party may seek a protective order or other appropriate remedy. The receiving Party shall cooperate, to the extent reasonable and appropriate, and at the disclosing Party’s expense, with the disclosing Party if the disclosing Party decides to oppose or to seek to restrain such disclosure. If the disclosing Party fails to obtain a protective order or other injunctive relief, the receiving Party may disclose only that information which its counsel reasonably advises it is compelled to disclose.

8.4  Glass Lewis shall take commercially reasonable technical and organizational measures to maintain the security of the Client Data and protect it against accidental loss or unlawful destruction, alteration, disclosure or access as set forth in the Glass Lewis Privacy Statement. Moreover, Glass Lewis agrees to comply with any Privacy and Data Protection Laws applicable to the performance of its obligations hereunder. For purposes of this Agreement, “Privacy and Data Protection Laws” shall refer to all applicable laws, rules, directives and regulations, worldwide, pertaining to data privacy and protection.

9.   MISCELLANEOUS
9.1  During the term of this Agreement and for a period of six (6) months after its expiration or termination, Client agrees that it shall not, directly or indirectly, solicit, or attempt to solicit, for employment any of Glass Lewis’ employees; provided, however, that the foregoing shall not prohibit any general solicitation of employees that is not targeted at such persons nor any hiring resulting from such general solicitation. Client acknowledges that any violation of this Section 9.1 would adversely affect Glass Lewis and its business and, accordingly, for any violation of this Section 9.1, Client shall pay liquidated damages to Glass Lewis in a sum equal to one-hundred percent (100%) of the solicited employee’s existing annual base salary.

9.2  Neither this Agreement nor any part or portion hereof may be assigned, sublicensed, or otherwise transferred by Client without Glass Lewis’ prior written consent. Any attempt to assign or transfer in violation of this Section 9.2 shall be null and void.

Notwithstanding the foregoing, this Agreement shall be binding upon and inure to the benefit of the Parties and their successors and permitted assigns.

9.3  This Agreement, together with all Order Forms, appendices, exhibits, and schedules hereto, represents the entire agreement between the Parties with respect to the subject matter hereof, and supersedes all previous agreements, representations, discussions, understandings, or writings between the parties with respect to its subject matter.

9.4  No changes, modifications, or waivers regarding this Agreement shall be binding unless in writing and signed by the Parties.

9.5  If any provision of this Agreement is held by a court of competent jurisdiction to be contrary to law, the provision will be deemed null and void, and the remaining provisions of this Agreement will remain in effect.

9.6  All notices which are required to be given under this Agreement shall be in writing and shall be sent to the address of the recipient as set out in this Agreement or such other address as the recipient may designate for this purpose.

9.7  This Agreement may be executed in any number of counterparts and by the Parties in separate counterparts, each of which, when executed and delivered, shall constitute an original, and all such counterparts together constituting one and the same instrument. The term "counterpart" shall include any executed copy of this Agreement transmitted by facsimile or PDF email copy.

9.8  The Parties agree to the applicable governing law of the jurisdiction of the Glass Lewis entity contracting with Client, without regard to conflicts of laws principles, and to the exclusive jurisdiction of, and venue in, the applicable courts thereof, as follows:

Entity	Governing Law	Jurisdiction and Venue
Glass, Lewis & Co., LLC	The laws of the State of New York	The courts located in San Francisco, California
Glass Lewis Europe Limited	The laws of Ireland	The courts located in Limerick, Ireland
IVOX Glass Lewis, GmbH	The laws of Germany	The courts located in Karlsruhe, Germany
GL & M UK Limited	The laws of the United Kingdom	The courts located in London, England
CGI Glass Lewis, Pty. Ltd	The laws of New South Wales	The courts located in Sydney, Australia
Glass Lewis Japan GK	The laws of Japan	The courts located in Tokyo, Japan

9.9  The Parties are independent contractors; nothing in this Agreement is to be construed to create a joint venture, partnership, franchise, or an agency relationship between the Parties; and neither Party has the authority, without the other Party’s prior written consent, to bind or commit the other in any way.

9.10  The headings preceding the text of any of the sections or subsections of this Agreement are for purposes of reference only and shall not limit or otherwise affect the meaning of such sections or this Agreement. Any use of a gender shall include all genders. Any use of a singular number shall include the plural, and vice versa. Any use of the word “including” shall be interpreted to mean “including, but not limited to,” unless otherwise expressly indicated. References to any party (including the Parties, any third-party source(s) of Glass Lewis, any third-party payor(s) of Client, and any other entities referred to) shall be construed to mean such party and its successors in interest and permitted assigns, as applicable.

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their duly authorized representatives as of the Effective Date.

CLIENT: CITY NATIONAL ROCHDALE, LLC		GLASS LEWIS:

By:	/s/ Ian Leyden	By:	/s/ Dan Concannon

Name:	Ian Leyden	Name:	Dan Concannon

Title:	Director, Business Affairs	Title:	CCO

	02/24/2022		02/24/2022